EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

PREFERRED DIVIDENDS

(Dollars in Millions)

(Unaudited)

Three Months Ended March 31, 2008
Earnings:
Income before income taxes	$690.0

Add:
Interest on indebtedness and amortization of debt expense and discount or premium	36.2
Portion of rents representative of interest factor	13.1
Less:
Gain on equity investments	(1.0)

Income as adjusted	$738.3

Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	36.2
Portion of rents representative of interest factor	13.1
Capitalized interest	1.5

Total fixed charges	$50.8

Preferred Dividends:
Dividends on Preference Stock	$8.9

Ratio of earnings to fixed charges	14.5

Ratio of earnings to fixed charges and preferred dividends	12.4